SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                   GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   37935Y107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Copy to:
                                          Stephen A. Cohen, Esq.
Woodland Partners                         Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                January 1, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))


                                 - 1 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                        Woodland Partners

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        WC, OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                  New York


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               305,000 shares                                5.3%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             478,338 shares                                8.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        305,000 shares                                5.3%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        478,338 shares                                8.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 2 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        PF,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               248,338 shares                                4.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,535,000 shares                              31.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        248,338 shares                                4.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,535,000 shares                              31.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      34.3%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 3 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Marilyn Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        PF,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares                                 0.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             763,338 shares                                12.5%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares                                 0.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        763,338 shares                                12.5%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                             783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 4 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                       The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       New York


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,000 shares                                  0.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             782,338 shares                                12.8%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,000 shares                                  0.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        782,338 shares                                12.8%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 5 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Woodland Venture Fund
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        WC,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       New York


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               109,000 shares                                1.9%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             674,338 shares                                11.2%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        109,000 shares                                1.9%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        674,338 shares                                11.2%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 6 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Seneca Ventures
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        WC,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       New York


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               100,000 shares                                1.8%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             683,338 shares                                11.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        100,000 shares                                1.8%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        683,338 shares                                11.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 7 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Woodland Services Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       New York


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             783,338 shares                                12.8%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        783,338 shares                                12.8%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        783,338 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      12.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 8 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Brian Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,000 shares                                  0.1%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,000 shares                                  0.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      0.1%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 9 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Wheatley Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        WC,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       Delaware


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,880,000 shares                              25.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             120,000 shares                                2.1%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,880,000 shares                              25.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        120,000 shares                                2.1%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 10 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                         Wheatley Foreign Partners, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        WC,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       Delaware


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               120,000 shares                                2.1%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             1,880,000 shares                              25.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        120,000 shares                                2.1%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        1,880,000 shares                              25.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 11 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Wheatley Partners LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       Delaware


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 12 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Wheatley Management Ltd.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
      Citizenship or Place of Organization                Cayman Islands, B.W.I.


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 13 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Irwin Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        PF,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               200,000 shares                                3.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        200,000 shares                                3.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      28.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 14 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Barry Fingerhut
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        PF,OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               200,000 shares                                3.5%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        200,000 shares                                3.5%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,200,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      28.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 15 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Seth Lieber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 16 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Jonathan Leiber
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 17 of 38 -

CUSIP No. 37935Y107                  13D
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

                                                  Matthew A. Smith
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*        OO


--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                      0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,000,000 shares                              26.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                      0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,000,000 shares                              26.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,000,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

                                                                      26.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

                                   IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  - 18 of 38 -

      This statement, dated January 1, 1997, constitutes Amendment No. 4 to the
Schedule 13D, dated February 1, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 4 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Accordingly, it shall restate the text of the entire Schedule except for information which has materially changed since the filing of the Schedule.

ITEM 1. Security and Issuer.

          (d) Warrants, exercisable as of March 1, 1997, expiring November 27, 2001, entitling the holder thereof to purchase one share of Common Stock at $2.50 per share ("Private Placement Warrants").

ITEM 2. Identity and Background

     1. (a) Woodland Partners, a general partnership organized under the laws of the State of New York.

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York  11545

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

     2. (a) Barry Rubenstein, a general partner of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, a shareholder, officer and director of Woodland Services Corp., one of the Trustees of The Marilyn and Barry Rubenstein Family


                                  - 19 of 38 -

          Foundation, and a member and Chief Executive Officer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

          (b) Address:
                       68 Wheatley Road
                       Brookville, New York 11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.
          (d) No.
          (e) No.
          (f) Citizenship:  United States.

          Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

     3. (a) Marilyn Rubenstein, a general partner of Woodland Partners and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal occupation: Housewife.

          (d) No.
          (e) No.
          (f) Citizenship: United States.

          Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.

     4. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to
          Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545


                                  - 20 of 38 -

          (c) Principal Business: Charitable Foundation.
          (d) No.
          (e) No.

          Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

     5. (a) Woodland Venture Fund, a limited partnership organized under the laws of the State of New York (the "Fund").

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          Woodland Services Corp. and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

     6. (a) Seneca Ventures, a limited partnership organized under the laws of the State of New York ("Seneca").

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          Woodland Services Corp. and Barry Rubenstein are the general partners of Seneca. The limited partners of Seneca include certain other investors.

     7. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545


                                  - 21 of 38 -

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          Barry Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Barry Rubenstein owns all of Service's outstanding shares of common stock, no par value.

     8. (a) Brian Rubenstein, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b) Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal Occupation: Corporate Finance Staff Analyst
          (d) No.
          (e) No.
          (f) Citizenship: United States.

          Brian Rubenstein is the adult son of Barry Rubenstein and Marilyn Rubenstein.

     9. (a) Wheatley Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Wheatley").

          (b) Address: c/o Wheatley Partners LLC
                       80 Cuttermill Road, Suite 311
                       Great Neck, New York 11021

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          Wheatley Partners LLC is the general partner of Wheatley. The limited partners of Wheatley include certain other investors.

     10. (a) Wheatley Foreign Partners, L.P., a limited partnership organized under the laws of Delaware ("Wheatley Foreign").

          (b) Address:  Third Floor
                        One Capital Place


                                  - 22 of 38 -

                        P.O. Box 1062
                        George Town, Grand Cayman
                        Cayman Islands, B.W.I.

          (c) Principal Occupation: Investments.
          (d) No.
          (e) No.

          The general partners of Wheatley Foreign are Wheatley Partners LLC and Wheatley Management Ltd.

     11. (a) Wheatley Partners LLC, a limited liability company organized under the laws of the State of Delaware ("Wheatley LLC").

          (b) Address:  80 Cuttermill Road, Suite 311
                        Great Neck, New York 11021

          (c) Principal Business: Investments.
          (d) No.
          (e) No.

          Wheatley LLC is the general partner of Wheatley, and also a general partner of Wheatley Foreign Partners, L.P.

     12. (a) Wheatley Management Ltd., a company incorporated in the Cayman Islands ("Wheatley Management").

          (b) Address: Third Floor
                       One Capital Place
                       P.O. Box 1062
                       George Town, Grand Cayman
                       Cayman Islands, B.W.I.

          (c) Principal Occupation: Investments.
          (d) No.
          (e) No.

          Wheatley Management is a general partner of Wheatley Foreign.

     13. (a) Irwin Lieber, a member and President, Secretary and Treasurer of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign,


                                  - 23 of 38 -
          and President and a Director of Wheatley Management, a general partner of Wheatley Foreign.

          (b) Address: 80 Cuttermill Road
                       Great Neck, New York  11021

          (c) Principal Occupation: Investment adviser.
          (d) No.
          (e) No.
          (f) Citizenship: United States.

     14. (a) Barry Fingerhut, a member and Executive Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

          (b) Address: 80 Cuttermill Road
                       Great Neck, New York  11021

          (c) Principal Occupation: Investment adviser.
          (d) No.
          (e) No.
          (f) Citizenship: United States.

     15. (a) Seth Lieber, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

          (b) Address: 80 Cuttermill Road
                       Great Neck, New York  11021

          (c) Principal Occupation: Investments.
          (d) No.
          (e) No.
          (f) Citizenship: United States.

     16. (a) Jonathan Lieber, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

          (b) Address: 80 Cuttermill Road
                       Great Neck, New York  11021

          (c) Principal Occupation: Investments.


                                  - 24 of 38 -

          (d) No.
          (e) No.
          (f) Citizenship: United States.

     17. (a) Matthew A. Smith, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign.

          (b) Address: 80 Cuttermill Road
                       Great Neck, New York  11021

          (c) Principal Occupation: Investments.
          (d) No.
          (e) No.
          (f) Citizenship: United States.

ITEM 3. Source and Amounts of Funds or Other Consideration.

          The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds and/or other funds, the partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds, and the Foundation obtained funds for the purchase of the shares of Common Stock from its other funds.

          On November 27, 1996, the Issuer sold promissory notes (the "Promissory Notes") to the Wheatley and Wheatley Foreign, and on December 20, 1996, the Issuer sold Promissory Notes to Fund, Seneca, Woodland Partners, Irwin Lieber and Barry Fingerhut. As part of the purchase of the Promissory Notes, the reporting persons also received Private Placement Warrants exercisable to purchase the number of shares equal to the principal of the Promissory Note acquired by such reporting person. Pursuant to the terms of the offering of the Promissory Notes, the Issuer must file a registration statement in regard to the Private Placement Warrants by April 15, 1997.

          The amount of funds used in making the purchases of the Common Stock, the Warrants, the Restricted Shares, the Conversion Warrants, and the Private Placement Warrants are set forth below:


                                  - 25 of 38 -

            Name                                Amount of Consideration
            ----                                -----------------------

            Woodland Partners                        $  525,000
            Woodland Venture Fund                    $  140,500
            Seneca Ventures                          $  100,000
            Wheatley Partners, L.P.                  $1,880,000
            Wheatley Foreign Partners, L.P.          $  120,000
            Barry Rubenstein                         $  370,007
            Irwin Lieber                             $  200,000
            Barry Fingerhut                          $  200,000
            Marilyn Rubenstein                       $  100,000
            The Marilyn and Barry Rubenstein
                Family Foundation                    $    5,000

ITEM 4. Purpose of Transaction.

          The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 5,512,801 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of January 1, 1997:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned(1)   Beneficially Owned(1)
----                             ---------------------   ---------------------

Woodland Partners                    783,338(2)                 12.8%

----------
(1) Includes shares of Common Stock issuable upon the exercise of the Warrants, the Offering Warrants, the Conversion Warrants, the Option, and the Private Placement Warrants and 40,000 shares of Capital Common stock issuable upon the exercise of the Offering Warrants.

(2) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants. Woodland Partners disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.


                                  - 26 of 38 -

Barry Rubenstein                     783,338(3)                 12.8%
Marilyn Rubenstein                   783,338(4)                 12.8%
The Marilyn and Barry Rubenstein
  Family Foundation                  783,338(5)                 12.8%
Woodland Venture Fund                783,338(6)                 12.8%
Seneca Ventures                      783,338(7)                 12.8%
Woodland Services Corp.              783,338(8)                 12.8%
Brian Rubenstein                       1,000(9)                  0.1%
Wheatley Partners, L.P.            2,000,000(10)                26.6%
Wheatley Foreign Partners, L.P.    2,000,000(11)                26.6%

----------
(3) Includes 54,169 shares of Common Stock owned individually by Barry Rubenstein, 40,000 shares of Common Stock held in his IRA Rollover account, 54,169 shares of Common Stock issuable upon the exercise of the Conversion Warrants and 100,000 shares of Common Stock issuable upon the exercise of the Option. Mr. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of his equity interest therein.

(4) Includes 20,000 shares of Common Stock owned individually by Marilyn Rubenstein. Mrs. Rubenstein disclaims beneficial ownership of the rest of the securities except to the extent of her equity interest therein.

(5) Includes 1,000 shares of Common Stock owned by the Foundation. The Foundation disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(6) Includes 100,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants and 9,000 shares of Common Stock owned by the Fund. The Fund disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(7) Includes 100,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Seneca disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(8) Services disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

(9)  Consists of 1,000 shares of Common Stock owned by the Foundation.

(10) Includes 1,880,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Wheatley disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.

(11) Includes 120,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants. Wheatley Foreign disclaims beneficial ownership of the rest of the securities except to the extent of its equity interest therein.


                                  - 27 of 38 -

Wheatley Partners, LLC            2,000,000(12)                    26.6%
Wheatley Management Ltd.          2,000,000(12)                    26.6%
Irwin Lieber                      2,200,000(12),(13)               28.5%
Barry Fingerhut                   2,200,000(12)                    28.5%
Seth Lieber                       2,000,000(12),(14)               26.6%
Jonathan Lieber                   2,000,000(12)                    26.6%
Matthew A. Smith                  2,000,000(12)                    26.6%

          (b) By virtue of being a general partner of Woodland Partners, the Fund and Seneca, a trustee of the Foundation, a member and an officer of Wheatley LLC, and husband of Marilyn Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 2,535,000 shares of Common Stock (including shares issuable upon the exercise of the Private Placement Warrants) representing approximately 31.9% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 248,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option), representing approximately 4.4% of the outstanding Common Stock.

               Marilyn Rubenstein, by virtue of being a general partner of Woodland Partners, a trustee of the Foundation, and wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 763,338 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants, the Conversion Warrants, the Offering Warrants and the Option) representing approximately 12.5% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and to dispose of 20,000 shares of Common Stock, representing approximately 0.4% of the outstanding Common Stock.

               Woodland Partners has sole power to vote and to dispose of 305,000 shares of Common Stock (which includes shares issuable upon the exercise of the Warrants and the Private Placement Warrants), representing approximately 5.3% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 478,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants and the Option), representing approximately 8.2% of the outstanding Common Stock.

----------
(12) The reporting person disclaims beneficial ownership of these securities except to the extent of his or its equity interest therein.

(13) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Irwin Lieber.

(14) Includes 200,000 shares of Common Stock issuable upon the exercise of the Private Placement Warrants owned by Barry Fingerhut.


                                  - 28 of 38 -

               The Fund has sole power to vote and to dispose of 109,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.9% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 674,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option), representing approximately 11.2% of the outstanding Common Stock.

               Seneca has sole power to vote and to dispose of 100,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 1.8% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 683,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants and the Option), representing approximately 11.4% of the outstanding Common Stock.

               Wheatley has sole power to vote and dispose of 1,880,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 25.4% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 120,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 2.1% of the outstanding Common Stock.

               Wheatley Foreign has sole power to vote and dispose of 120,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 2.1% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 1,880,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 25.4% of the outstanding Common Stock.

               By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock. Irwin Lieber has sole power to vote and dispose of 200,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 3.5% of the outstanding Common Stock.

               By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and dispose of 200,000 shares of Common Stock (which includes shares issuable upon the exercise


                                  - 29 of 38 -
of the Private Placement Warrants), representing approximately 3.5% of the outstanding Common Stock.

               By virtue of being a member and an officer of Wheatley LLC, Seth Lieber may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock.

               By virtue of being a member and an officer of Wheatley LLC, Jonathan Lieber may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock.

               By virtue of being a member and an officer of Wheatley LLC, Matthew A. Smith may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock.

               By virtue of being the general partner of Wheatley and Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock.

               By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 2,000,000 shares of Common Stock (which includes shares issuable upon the exercise of the Private Placement Warrants), representing approximately 26.6% of the outstanding Common Stock.

               The Foundation has sole power to vote and dispose of 1,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 782,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants and the Option), representing approximately 12.8% of the outstanding Common Stock.

               Services may be deemed to have shared power to vote and to dispose of 783,338 shares of Common Stock (which includes shares issuable upon the exercise of the Conversion Warrants, the Offering Warrants, the Private Placement Warrants and the Option), representing approximately 12.8% of the outstanding Common Stock.

               Brian Rubenstein, by virtue of being a Trustee of the Foundation, may be deemed to have shared power to vote and to dispose of 1,000 shares of Common Stock.


                                  - 30 of 38 -

          (c) The following is a description of all transactions in the Private Placement Warrants by the persons identified in Item 2 of this Schedule 13D effected from November 3, 1996 through January 1, 1997, inclusive.

                                              Number of Private
                               Purchase or   Placement Warrants     Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Wheatley Partners, L.P.         11/27/96          1,880,000         $1,880,000
Wheatley Foreign Partners, L.P. 11/27/96            120,000           $120,000
Irwin Lieber                    12/20/96            200,000           $200,000
Barry Fingerhut                 12/20/96            200,000           $200,000
Seneca Ventures                 12/20/96            100,000           $100,000
Woodland Venture Fund           12/20/96            100,000           $100,000
Woodland Partners               12/20/96            200,000           $200,000

          Wheatley and Wheatley Foreign acquired their respective Private Placement Warrants in a private placement by the Issuer in November, 1996. Irwin Lieber, Barry Fingerhut, Seneca Ventures, Woodland Venture Fund and Woodland Partners acquired their respective Private Placement Warrants in a private placement by the Issuer in December, 1996.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          g. Registration Rights Agreement between the Issuer and Woodland Partners, pursuant to which the Issuer must file a registration statement in regard to the Private Placement Warrants by April 15, 1997.

          h. Wheatley and Wheatley Foreign have entered into a co-investment agreement dated as of June 25, 1996 pursuant to which Wheatley and Wheatley Foreign have agreed to act as co-investors with respect to the purchases of securities of certain companies.

          i. Except for the circumstances discussed or referred to in paragraphs
(a) through (h), there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. Material to be Filed as Exhibits


                                  - 31 of 38 -

            Exhibit A - Agreement dated January 13, 1997 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


                                  - 32 of 38 -

                              SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date: January 13, 1997

                                  WOODLAND PARTNERS


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  SENECA VENTURES


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  WOODLAND VENTURE FUND


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  WOODLAND SERVICES CORP.


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, President

                                  THE MARILYN AND BARRY RUBENSTEIN
                                  FAMILY FOUNDATION


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a Trustee


                                  - 33 of 38 -

                                  WHEATLEY PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY FOREIGN PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY PARTNERS LLC


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY MANAGEMENT LTD.


                                  By:  /s/ Irwin Lieber
                                       -----------------------------------
                                       Irwin Lieber, President

                                       /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein

                                       /s/ Marilyn Rubenstein
                                       -----------------------------------
                                       Marilyn Rubenstein

                                       /s/ Irwin Lieber
                                       -----------------------------------
                                       Irwin Lieber

                                       /s/ Barry Fingerhut
                                       -----------------------------------
                                       Barry Fingerhut

                                       /s/ Seth Lieber
                                       -----------------------------------
                                       Seth Lieber


                                  - 34 of 38 -

                                       /s/ Jonathan Lieber
                                       -----------------------------------
                                       Jonathan Lieber

                                       /s/ Matthew A. Smith
                                       -----------------------------------
                                       Matthew A. Smith

                                         *
                                       -----------------------------------
                                       Brian Rubenstein

/s/   Barry Rubenstein *
----------------------------------
Barry Rubenstein, Attorney-in-Fact


ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
              FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 35 of 38 -

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Global Telecommunications Solutions, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13 day of January, 1997.

                                  WOODLAND PARTNERS


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  SENECA VENTURES


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  WOODLAND VENTURE FUND


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a General Partner

                                  WOODLAND SERVICES CORP.


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, President


                                  - 36 of 38 -

                                  THE MARILYN AND BARRY RUBENSTEIN
                                  FAMILY FOUNDATION


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, a Trustee

                                  WHEATLEY PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY FOREIGN PARTNERS, L.P.
                                  By: Wheatley Partners LLC, General Partner


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY PARTNERS LLC


                                  By:  /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                  WHEATLEY MANAGEMENT LTD.


                                  By:  /s/ Irwin Lieber
                                       -----------------------------------
                                       Irwin Lieber, President

                                       /s/ Barry Rubenstein
                                       -----------------------------------
                                       Barry Rubenstein

                                       /s/ Marilyn Rubenstein
                                       -----------------------------------
                                       Marilyn Rubenstein

                                       /s/ Irwin Lieber
                                       -----------------------------------
                                       Irwin Lieber

                                       /s/ Barry Fingerhut
                                       -----------------------------------
                                       Barry Fingerhut


                                  - 37 of 38 -

                                       /s/ Seth Lieber
                                       -----------------------------------
                                       Seth Lieber

                                       /s/ Jonathan Lieber
                                       -----------------------------------
                                       Jonathan Lieber

                                       /s/ Matthew A. Smith
                                       -----------------------------------
                                       Matthew A. Smith

                                         *
                                       -----------------------------------
                                       Brian Rubenstein

/s/   Barry Rubenstein *
----------------------------------
Barry Rubenstein, Attorney-in-Fact


                                  - 38 of 38 -